SOL Strategies Completes SOC 2 Type 1

Audit, Strengthening Institutional Trust in

Solana Staking

Toronto, Ontario--(Newsfile Corp. - May 28, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced the successful completion of SOC 2 Type 1 and SOC 1 Type 1 audits for its Solana staking platform, alongside the official certification of SOL Strategies under ISO 27001.

The comprehensive audits, conducted by Sensiba, evaluated SOL Strategies' security controls, policies, procedures, and cybersecurity framework across its Solana staking operations. These certifications demonstrate the Company's commitment to institutional-grade security standards and support continued growth with regulated clients.

"These certifications represent a foundational milestone in our mission to become the institutional backbone of the Solana ecosystem," said Leah Wald, CEO of SOL Strategies. "By achieving SOC 2 Type 1 and SOC 1 Type 1, alongside our ISO 27001 certification, we've demonstrated that institutional clients can trust SOL Strategies with their Solana staking needs."

Max Kaplan, CTO of SOL Strategies, added: "Security and compliance are core to how we operate. These audits validate the robust security controls we've built into every aspect of our staking platform."

The completed audits include SOC 2 Type 1, which validates the design effectiveness of security controls across security, availability, processing integrity, confidentiality, and privacy; SOC 1 Type 1, focusing on internal controls over financial reporting; and ISO 27001, the international standard for information security management systems. While SOL Strategies previously held ISO 27001 certification through its acquisition of Orangefin Ventures, the Company has now achieved direct certification.

Alongside the audit announcements, SOL Strategies has launched a dedicated trust center at https://trust.solstrategies.io, providing institutional clients with streamlined access to compliance reports, certifications, and security policies.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's mission to become the institutional backbone of the Solana ecosystem and expectations regarding continued growth with regulated clients. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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